UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UTime Limited

(Name of Issuer)

Ordinary Share

(Title of Class of Securities)

G9411M116

(CUSIP Number)

Hengcong Qiu

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

Tel: (86) 755 86512266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9411M116

1	Name of reporting persons Capital Vista Ltd
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York

Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,511,908
	8	Shared voting power
	9	Sole dispositive power 7,511,908
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 7,511,908
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 29.07% (1)
14	Type of reporting person* CO

(1)

Percentage of class is calculated based on 25,840,133 issued and outstanding Ordinary Shares as of October 18, 2024,  which information was provided by the Issuer to the Reporting Person on October 18, 2024.

Item 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value of $0.0001 (the “Ordinary Shares”), of UTime Limited (the “Issuer” or “Company”), whose principal executive offices are located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, People’s Republic of China

Item 2. Identity and Background.

(a)	This statement is filed by Capital Vista Ltd. (the “Reporting Person”), a New York company.

(b)	The principal business address of the Reporting Issuer is 191 Main Street, #2113, Port Washington, NY 11050.

(c)	The Reporting Person is a holding company and does not have any business operations.

(d)	During the past five years, the Reporting Person or to the knowledge of the Reporting Person, the person identified in this Item 2, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person or to the knowledge of the Reporting Person, the person identified in this Item 2, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	The Reporting Person is a company incorporated in New York State.

Item 3. Source and Amount of Funds or Other Consideration.

On September 12, 2024, the Reporting Person and the Issuer entered into certain securities purchase agreement, pursuant to which the Reporting Person purchased a total of 7,692,308 of the Issuer’s Ordinary Shares in a registered direct offering (the “Offering”), for a total of approximately $5 million. The purchase price for each Ordinary Share is $0.65. The Offering closed on September 18, 2024. The Reporting Person used its working capital to purchase these shares for investment purpose.

On September 24, 2024, the Reporting Person sold 90,817 of the Ordinary Shares owned by them on the open market.

On September 25, 2024, the Reporting Person sold an additional 89,583 of the Ordinary Shares on the open market.

Item 4. Purpose of Transaction.

The Reporting Person purchased the Shares for investment purpose. Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) — (c) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference.

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G9411M116

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Form of securities purchase agreement between UTime Limited and Capital Vista Ltd.

SCHEDULE 13D

CUSIP No. G9411M116

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2024

Capital Vista Ltd.

By:	/s/ Qiang Song
Name:	Qiang Song
Title:	Chief Executive Officer

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